1. Name and Address of Reporting Person:

Integrated Power Systems LLC
41 Cranbury Road
Norwalk, Connecticut 06851-2616

2. Date of Event Requiring Statement is October 16, 2006

3. Issuer Name and Ticker or Trading Symbol is Solomon Technologies, Inc. (SOLM)

Footnote (2):

Each share of Series C Preferred Stock is convertible at any time after December 16, 2006 into the greater of (i) the result of dividing the "Stated Value" by the "Conversion Price" and (ii) the result of dividing the liquidation preference by the 30-day average closing price of the common stock for the 30 trading days preceding the date of conversion. The "Stated Value" is $0.65. The "Conversion Price" is initially equal to the Stated Value but is subject to adjustment for stock splits, stock dividends and similar transactions.